

















Proxy Form

All correspondence to:
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8FB
United Kingdom
Telephone: +44 (0)870 899 3148
Facsimile: 44 (0) 870 703 6109

LODGEMENT OF A PROXY

This proxy must be received by 10.30am (UK local time) on Tuesday, 24 October 2006

Any Proxy Form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this form

If you are unable to attend the Annual General Meeting of BHP Billiton Plc to be held in London on Thursday, 26 October 2006 at 10.30 am, you are encouraged to appoint a person who will attend as your proxy and exercise your right to vote at the meeting.

Appointment of additional proxies

A shareholder is entitled to appoint more than one person (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. If you intend appointing additional proxies, please contact the Company's Registrar for additional proxy forms.

Any questions?

Telephone: +44 (0)870 899 3148 for proxy forms or if you have any questions on how to complete this form.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or not to cast any vote) on any resolution, place a mark ("X") in the "For", "Against" or "Vote Withheld" box for each resolution.

CRESTCo electronic proxy appointment service

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 10.30 am (UK local time) on Tuesday, 24 October 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Signing instructions

You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.

Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company's Share Register.

Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company's Registrar by the time above or be enclosed with this form, and the words "authorised signatory" should be added under the signature on the front of this form.

Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement: To appoint a proxy electronically go to www.bhpbilliton.com, click on the "Vote online" icon then follow the prompts and instructions. To access this service you will need your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form. If you hold shares through CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service.

Documents may be lodged:

VIA INTERNET	BY FAX	BY MAIL	IN PERSON
www.bhpbilliton.com	44 (0) 870 703 6109	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8FB United Kingdom	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8FB United Kingdom

B H P B   1 6 P R   031424_00K0QF

If undeliverable please return to:
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom

ROYAL MAIL
POSTAGE PAID **GB**
HQ 13111

bhpbilliton

BHP Billiton Plc
Shareholder Pack 2006

Help save the environment

If you prefer to receive our Annual Review and other shareholder documentation electronically, then:

1. Go to our website www.bhpbilliton.com and click on *Find out more under Shareholder Services*
2. Go to *Electronic Communications for Shareholders* then click on the link *Register now – Plc (UK Principal Register) Shareholders* and follow the instructions. To access this service you will need your Shareholder Reference Number (SRN) and postcode or country

Working towards a sustainable future

BHP Billiton's Sustainability Report for 2006 is now available on our website at:
http://sustainability.bhpbilliton.com/2006/

Vote online

Visit bhpbilliton.com and select vote online under Shareholder Services and follow the prompts.

GROWTH OPTIONS
PROJECT PIPELINE
FINANCIAL STRENGTH AND DISCIPLINE
THE BHP BILLITON WAY
WORLD-CLASS ASSETS
LICENCE TO OPERATE
PEOPLE
THE STRATEGIC DRIVERS THAT DELIVER THE ESSENTIAL ELEMENTS

BHP Billiton Plc
Neathouse Place London SW1V 1BH
United Kingdom
Tel: +44 (0)20 7802 4000
Fax: +44 (0)20 7802 4111
A member of the BHP Billiton group
www.bhpbilliton.com

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Plc will be held in London on Thursday, 26 October 2006 at 10.30 am. If you are unable to attend the meeting, you are invited to submit any questions you may have. This form is provided as a convenient way to do so.

Please return your completed question form to our Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB, or by facsimile to +44 (0)870 703 6109 at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Company's Registrar at web.queries@computershare.co.uk.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all questions at the AGM we will prepare responses and make these available on our website.

Your Name(s): ______________________________

Shareholder Reference Number (SRN)

C __________ or G __________

Question(s): **Please mark ☒ if it is a question directed to the Auditor**

1. ______________________________ ☐

2. ______________________________ ☐

3. ______________________________ ☐

4. ______________________________ ☐

Thank you for your time.

Registered office as above
Registered in England and Wales, Number 3196209

031424_00K0QF

BHP Billiton Plc
Registered in England and Wales
Number 3196209

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint

☐ the Chairman of the meeting (mark box with an 'X') **OR** ______________ Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chairman of the meeting.

or failing the person or body corporate named above, or if no person is named, the Chairman of the meeting, to act generally on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc and at any adjournment thereof. Should any resolution(s), other than those specified, be proposed at the meeting, my/our proxy may vote on those matters as he or she thinks fit. I/we understand that I/we may submit a proxy form and still attend the meeting. If I/we do this my/our proxy's authority is suspended only in relation to those resolutions (if any) which I/we have appointed the proxy but on which I/we choose to vote personally.

Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman intends to vote in favour of each of the items of business below.

Voting directions to your proxy -

Please mark ☒ (within the box) to indicate your directions

	For	Against	Vote Withheld
1. To receive the 2006 Financial Statements and Reports for BHP Billiton Plc	☐	☐	☐
2. To receive the 2006 Financial Statements and Reports for BHP Billiton Ltd	☐	☐	☐
3. To elect Mr P M Anderson as a Director of BHP Billiton Plc	☐	☐	☐
4. To elect Mr P M Anderson as a Director of BHP Billiton Ltd	☐	☐	☐
5. To elect Mr M J Kloppers as a Director of BHP Billiton Plc	☐	☐	☐
6. To elect Mr M J Kloppers as a Director of BHP Billiton Ltd	☐	☐	☐
7. To elect Mr C J Lynch as a Director of BHP Billiton Plc	☐	☐	☐
8. To elect Mr C J Lynch as a Director of BHP Billiton Ltd	☐	☐	☐
9. To elect Mr J Nasser as a Director of BHP Billiton Plc	☐	☐	☐
10. To elect Mr J Nasser as a Director of BHP Billiton Ltd	☐	☐	☐
11. To re-elect Mr D A Crawford as a Director of BHP Billiton Plc	☐	☐	☐
12. To re-elect Mr D A Crawford as a Director of BHP Billiton Ltd	☐	☐	☐
13. To re-elect Mr D R Argus as a Director of BHP Billiton Plc	☐	☐	☐
14. To re-elect Mr D R Argus as a Director of BHP Billiton Ltd	☐	☐	☐
15. To re-elect Dr D C Brink as a Director of BHP Billiton Plc	☐	☐	☐
16. To re-elect Dr D C Brink as a Director of BHP Billiton Ltd	☐	☐	☐
17. To re-elect Dr J G S Buchanan as a Director of BHP Billiton Plc	☐	☐	☐
18. To re-elect Dr J G S Buchanan as a Director of BHP Billiton Ltd	☐	☐	☐
19. To re-elect Dr J M Schubert as a Director of BHP Billiton Plc	☐	☐	☐
20. To re-elect Dr J M Schubert as a Director of BHP Billiton Ltd	☐	☐	☐
21. To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc	☐	☐	☐
22. To renew the general authority to allot shares in BHP Billiton Plc	☐	☐	☐
23. To renew the disapplication of pre-emption rights in BHP Billiton Plc	☐	☐	☐
24. To approve the repurchase of shares in BHP Billiton Plc	☐	☐	☐
25. To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Ltd or one of its subsidiaries on each of the following dates:			
(i) 31 December 2006	☐	☐	☐
(ii) 31 March 2007	☐	☐	☐
(iii) 15 May 2007	☐	☐	☐
(iv) 30 June 2007	☐	☐	☐
(v) 30 September 2007	☐	☐	☐
(vi) 15 November 2007	☐	☐	☐
26. To approve the 2006 Remuneration Report	☐	☐	☐
27. To approve the grant of awards to Mr C W Goodyear under GIS and the LTIP	☐	☐	☐
28. To approve the grant of awards to Mr M J Kloppers under GIS and the LTIP	☐	☐	☐
29. To approve the grant of awards to Mr C J Lynch under GIS and the LTIP	☐	☐	☐
30. To approve the BHP Billiton Global Employee Share Plan	☐	☐	☐
31. To approve a change to the maximum aggregate remuneration paid by BHP Billiton Plc to non-executive Directors in any year	☐	☐	☐
32. To approve a change to the maximum aggregate remuneration paid by BHP Billiton Ltd to non-executive Directors in any year	☐	☐	☐

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Shareholder 1	Shareholder 2	Shareholder 3	Shareholder 4
Individual/Sole Director and Sole Company Secretary	Director/Company Secretary		

Contact Name ______________ Contact Daytime Telephone ______________ Date ___ / ___ / ___

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.

031424_00K0QF















Proxy Form

All correspondence to:
Computershare Investor Services 2004 (Pty) Limited
PO Box 61051
Marshalltown 2107
South Africa
Telephone: 011 370 5240
Facsimile: 011 688 5238

LODGEMENT OF A PROXY

This proxy must be received by 11.30am (South African local time) on Tuesday, 24 October 2006

Any Proxy Form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this form

If you are unable to attend the Annual General Meeting of BHP Billiton Plc to be held in London on Thursday, 26 October 2006 at 10.30am (UK time), you are encouraged to appoint a person who will attend as your proxy and exercise your right to vote at the meeting. Shareholders holding shares dematerialised into STRATE should return their proxy form direct to their CSDP or stockbroker.

Appointment of additional proxies

A shareholder is entitled to appoint one or more persons (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. If you intend appointing additional proxies, please contact the Company's Registrar for additional proxy forms.

Any questions?

Telephone: 011 370 5313 for proxy forms or if you have any questions on how to complete this form.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or not to cast any vote) on any resolution, place a mark ("X") in the "For", "Against" or "Vote Withheld" box for each resolution.

Signing instructions

You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.

Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the form but the vote of the Senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company's share register.

Power of Attorney or relevant authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company's Registrar by the time above or be enclosed with this form, and the words "authorised signatory" should be added under the signature on the front of this form.

Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement: (Certificated shareholders only): To appoint a proxy electronically go to www.bhpbilliton.com, click on the "Vote online" icon then follow the prompts and instructions. To access this service you will need your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form. Shareholders who hold shares through STRATE should liaise directly with their CSDP or broker.

Documents may be lodged:

VIA INTERNET	BY FAX	BY MAIL	IN PERSON
www.bhpbilliton.com	011 688 5238	Computershare Investor Services 2004 (Pty) Limited PO Box 61051 Marshalltown 2107 South Africa	Computershare Investor Services 2004 (Pty) Limited 70 Marshall Street Johannesburg 2001 South Africa

BHPB 16PR

031424_00J0RF

If undeliverable please return to:
Computershare Investor Services 2004 (Pty) Ltd
PO Box 61051
Marshalltown 2107
South Africa

Permit Mail
P4002580
If undelivered return to
Computershare Investor Services
2004 (Pty) Ltd
PO Box 61051
Marshalltown
2107
SOUTH AFRICA

BHP Billiton Plc
Shareholder Pack 2006

Help save the environment

If you are a certificated shareholder in South Africa and prefer to receive our Annual Review and other shareholder documentation electronically, then:

1. Go to our website www.bhpbilliton.com and click on *Find out more* under *Shareholder Services*
2. Go to *Provide your Email Address* then click on the link under *Plc – SA Branch Register*
3. Enter your personal security information: Shareholder Reference Number (SRN) and postcode or country code
4. Click on *Submit*

Working towards a sustainable future

BHP Billiton's Sustainability Report for 2006 is now available on our website at:
http://sustainability.bhpbilliton.com/2006/

Vote online

Visit bhpbilliton.com and select vote online under Shareholder Services and follow the prompts.

South African shareholders who hold shares through STRATE should liaise directly with their CSDP or broker.

GROWTH OPTIONS
PROJECT PIPELINE
FINANCIAL STRENGTH AND DISCIPLINE
THE BHP BILLITON WAY
WORLD-CLASS ASSETS
LICENCE TO OPERATE
PEOPLE
THE STRATEGIC DRIVERS THAT DELIVER THE ESSENTIAL ELEMENTS





BHP Billiton Plc
Neathouse Place London SW1V 1BH
United Kingdom
Tel: +44 (0)20 7802 4000
Fax: +44 (0)20 7802 4111
A member of the BHP Billiton group
www.bhpbilliton.com

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Plc will be held in London on Thursday, 26 October 2006 at 10.30 am. If you are unable to attend the meeting, you are invited to submit any questions you may have. This form is provided as a convenient way to do so.

Please return your completed question form to our Registrar, Computershare Investor Services 2004 (Pty) Limited, PO Box 61051, Marshalltown 2107, or by facsimile to 011 688 5238 at least 5 business days before the AGM. Alternatively, you can email the Company's Registrar at web.queries@computershare.co.za.

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all questions at the AGM we will prepare responses and make these available on our website.

Your Name(s): ______________________________

Shareholder Reference Number (SRN)

[ ] or [ ]

Question(s): **Please mark [X] if it is a question directed to the Auditor**

1. ______________________________ [ ]

2. ______________________________ [ ]

3. ______________________________ [ ]

4. ______________________________ [ ]

Thank you for your time.

Registered office as above
Registered in England and Wales, Number 3196209

031424_00J0RF

BHP Billiton Plc
Registered in England and Wales
Number 3196209

Appointment of Proxy

I/We being a member/s of BHP Billiton Plc and entitled to attend and vote hereby appoint

[ ] the Chairman of the meeting (mark box with an 'X') **OR** [ ] Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chairman of the meeting.

or failing the person or body corporate named above, or if no person is named, the Chairman of the meeting, to act generally on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Annual General Meeting of BHP Billiton Plc and at any adjournment thereof. Should any resolution(s), other than those specified, be proposed at the meeting, my/our proxy may vote on those matters as he or she thinks fit. I/we understand that I/we may submit a proxy form and still attend the meeting. If I/we do this my/our proxy's authority is suspended only in relation to those resolutions (if any) which I/we have appointed the proxy but on which I/we choose to vote personally.

Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman intends to vote in favour of each of the items of business below.

Voting directions to your proxy -

Please mark [X] (within the box) to indicate your directions

	For	Against	Vote Withheld
1. To receive the 2006 Financial Statements and Reports for BHP Billiton Plc			
2. To receive the 2006 Financial Statements and Reports for BHP Billiton Ltd			
3. To elect Mr P M Anderson as a Director of BHP Billiton Plc			
4. To elect Mr P M Anderson as a Director of BHP Billiton Ltd			
5. To elect Mr M J Kloppers as a Director of BHP Billiton Plc			
6. To elect Mr M J Kloppers as a Director of BHP Billiton Ltd			
7. To elect Mr C J Lynch as a Director of BHP Billiton Plc			
8. To elect Mr C J Lynch as a Director of BHP Billiton Ltd			
9. To elect Mr J Nasser as a Director of BHP Billiton Plc			
10. To elect Mr J Nasser as a Director of BHP Billiton Ltd			
11. To re-elect Mr D A Crawford as a Director of BHP Billiton Plc			
12. To re-elect Mr D A Crawford as a Director of BHP Billiton Ltd			
13. To re-elect Mr D R Argus as a Director of BHP Billiton Plc			
14. To re-elect Mr D R Argus as a Director of BHP Billiton Ltd			
15. To re-elect Dr D C Brink as a Director of BHP Billiton Plc			
16. To re-elect Dr D C Brink as a Director of BHP Billiton Ltd			
17. To re-elect Dr J G S Buchanan as a Director of BHP Billiton Plc			
18. To re-elect Dr J G S Buchanan as a Director of BHP Billiton Ltd			
19. To re-elect Dr J M Schubert as a Director of BHP Billiton Plc			
20. To re-elect Dr J M Schubert as a Director of BHP Billiton Ltd			
21. To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc			
22. To renew the general authority to allot shares in BHP Billiton Plc			
23. To renew the disapplication of pre-emption rights in BHP Billiton Plc			
24. To approve the repurchase of shares in BHP Billiton Plc			
25. To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Ltd or one of its subsidiaries on each of the following dates:			
(i) 31 December 2006			
(ii) 31 March 2007			
(iii) 15 May 2007			
(iv) 30 June 2007			
(v) 30 September 2007			
(vi) 15 November 2007			
26. To approve the 2006 Remuneration Report			
27. To approve the grant of awards to Mr C W Goodyear under GIS and the LTIP			
28. To approve the grant of awards to Mr M J Kloppers under GIS and the LTIP			
29. To approve the grant of awards to Mr C J Lynch under GIS and the LTIP			
30. To approve the BHP Billiton Global Employee Share Plan			
31. To approve a change to the maximum aggregate remuneration paid by BHP Billiton Plc to non-executive Directors in any year			
32. To approve a change to the maximum aggregate remuneration paid by BHP Billiton Ltd to non-executive Directors in any year			

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Shareholder 1	Shareholder 2	Shareholder 3	Shareholder 4
Individual/Sole Director and Sole Company Secretary	Director/Company Secretary		

Contact Name ______ Contact Daytime Telephone ______ Date / /

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.

B H P B 1 6 P R

031424_00J0RF